September 29, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company

Form 10-K for the Fiscal Year Ended December 28, 2008

Filed February 26, 2009

File No. 1-6714

Dear Mr. Spirgel:

The Company has received your letter dated September 15, 2009 relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2008 of The Washington Post Company (the “Company”). Due to staffing conflicts, the Company needs additional time to complete our response, which we expect to finalize no later than October 9, 2009.

Please contact me at (202) 334-6676 with any questions.

Very truly yours,

/s/ Wallace R. Cooney

Wallace R. Cooney

Vice President – Finance and Chief Accounting Officer

cc:	Terry French

Claire DeLabar